                         SECURITIES AND EXCHANGE COMMISSION

                              Washington, D.C.  20549


                                   ______________


                                     FORM 11-K

                                   ______________



                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                          SECURITIES EXCHANGE ACT OF 1934


                    For the fiscal year ended December 31, 1997



                            Commission File No. 0-19506




                              UWSI/BCBSUW 401(k) PLAN
                              (Full title of the plan)



                          UNITED WISCONSIN SERVICES, INC.
                              401 West Michigan Street
                                Milwaukee, WI  53203
            (Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

     FINANCIAL STATEMENTS AND
     SUPPLEMENTAL SCHEDULES

     UWSI/BCBSUW 401(k) PLAN

     YEARS ENDED
     DECEMBER 31, 1997 AND 1996

                                UWSI/BCBSUW 401(k) Plan

                                   Financial Statements
                                 and Supplemental Schedules


                          Years ended December 31, 1997 and 1996




                                      CONTENTS

Report of Independent Auditors.............................................   1

Financial Statements

Statements of Assets Available for Benefits................................   2
Statements of Changes in Assets Available for Benefits.....................   3
Notes to Financial Statements..............................................   5


Supplemental Schedules

Line 27(a) - Schedule of Assets Held for Investment Purposes...............  10
Line 27(d) - Schedule of Reportable Transactions...........................  11

                           Report of Independent Auditors

Employee Benefits Committee
UWSI/BCBSUW 401(k) Plan

We have audited the accompanying statements of assets available for benefits of UWSI/BCBSUW 401(k) Plan (the Plan) as of December 31, 1997 and 1996, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The fund information in the statement of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


June 22, 1998

                              UWSI/BCBSUW 401(k) Plan

                    Statements of Assets Available for Benefits


                                                                       DECEMBER 31, 1997

                    --------------------------------------------------------------------------------------------------------------
                                 American
                       American   Express
                        Express   Trust    PIMCO                    AIM      IDS New    Templeton    UWSI
                         Trust    Equity   Total         IDS      Constel-   Dimen-      Foreign   Common
                        Income    Index    Return       Mutual    lation      sions       Fund       Stock         Loan
                        Fund II   Fund II   Fund       Fund (Y)    Fund      Fund (Y)    Class I     Fund          Fund      Total
                    ----------  ----------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------
ASSETS
Cash                   $13,404      $47,342    $13,203    $25,264    $12,457    $12,749     $6,757    $47,042   $(22,682)   $155,536
Investments, at
 fair value (NOTE 3) 5,038,571   15,116,162  4,009,283  7,833,142  2,288,686  2,333,885  1,380,381  5,632,449  1,313,712  44,946,271
Interest and
 dividends
 receivable                  -            -    122,549          -          -          -          -          -          -     122,549
                    ----------  ----------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------
Assets available
 for benefits       $5,051,975  $15,163,504 $4,145,035 $7,858,406 $2,301,143 $2,346,634 $1,387,138 $5,679,491 $1,291,030 $45,224,356
                    ----------  ----------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------
                    ----------  ----------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------









                                                                       DECEMBER 31, 1996

                    --------------------------------------------------------------------------------------------------------------
                                 American
                       American   Express
                        Express   Trust    PIMCO                    AIM      IDS New    Templeton    UWSI
                         Trust    Equity   Total         IDS      Constel-   Dimen-      Foreign   Common
                        Income    Index    Return       Mutual    lation      sions       Fund       Stock         Loan
                        Fund II   Fund II   Fund       Fund (Y)    Fund      Fund (Y)    Class I     Fund          Fund      Total
                    ----------  ----------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------


ASSETS
Investments, at fair
  value (NOTE 3)    $4,370,429  $10,666,389 $3,802,388 $6,420,603   $956,633   $806,596   $457,299 $4,712,344 $1,110,694 $33,303,375
Receivables:
   Employee
    contributions       10,963       11,667     10,288     20,187     18,456      4,623      7,751     31,053     20,656     135,644
   Employer
    contributions            -            -          -          -          -          -          -     37,212          -      37,212
   Interest and
    dividends                -            -     20,020          -          -          -          -          -          -      20,020
                    ----------  ----------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------
Assets available
  for benefits      $4,381,392  $10,678,056 $3,832,696 $6,440,790   $975,089   $811,219   $465,050 $4,780,609 $1,131,350 $33,496,251
                    ----------  ----------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------
                    ----------  ----------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------




SEE ACCOMPANYING NOTES.

                              UWSI/BCBSUW 401(k) Plan

             Statements of Changes in Assets Available for Benefits

                          Year ended December 31, 1997

                                  American
                       American   Express
                       Express    Trust      PIMCO                   AIM                  Templeton   UWSI
                        Trust    Equity      Total       IDS        Constel-   IDS New    Foreign    Common
                        Income    Index      Return     Mutual      lation    Dimensions    Fund      Stock    Loan
                       Fund II   Fund II     Fund      Fund (Y)      Fund      Fund (Y)    Class I    Fund     Fund      Total
                      ------------------------------------------------------------------------------------------------------------

Additions:

  Net investment
   income              $   (99) $      253   $334,900 $1,121,059   $162,624   $174,302   $147,830    $93,472  $106,017   $2,140,358
  Net appreciation
   (depreciation)
   in fair value of
   investments         275,777   3,553,148     33,809     96,844    (21,129)   152,389   (141,188)  (105,408)       -     3,844,242
                    ---------- ----------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------
                       275,678   3,553,401    368,709  1,217,903    141,495    326,691      6,642    (11,936)  106,017    5,984,600
Contributions:

   Participants        328,086   1,235,106    326,588    668,258    283,224    265,469    144,528    208,590         -    3,459,849
   Employers                  -           -          -          -          -          -         -  1,104,798         -    1,104,798
                    ---------- ----------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------
                       328,086   1,235,106    326,588    668,258    283,224    265,469    144,528  1,313,388         -    4,564,647
                    ---------- ----------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------
Total additions        603,764   4,788,507    695,297  1,886,161    424,719    592,160    151,170  1,301,452   106,017   10,549,247

Deductions:
   Cash transfers
     and rollovers    (411,463)   (747,071)   224,292    165,194   (956,575)  (976,207)  (791,478)   122,631   (38,862)  (3,409,539)
   Benefits, with-
     drawals and
     taxes             344,644   1,050,130    158,666    303,351     55,240     32,952     20,560    279,939   (14,801)   2,230,681
                    ---------- ----------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------
Total deductions       (66,819)    303,059    382,958    468,545   (901,335)  (943,255)  (770,918)   402,570   (53,663)  (1,178,858)
                    ---------- ----------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------

Increase in assets
  available for
  benefits             670,583   4,485,448    312,339  1,417,616  1,326,054  1,535,415    922,088    898,882    159,680  11,728,105
Assets available for
  benefits at
  beginning of year  4,381,392  10,678,056  3,832,696  6,440,790    975,089    811,219    465,050  4,780,609  1,131,350  33,496,251
                    ---------- ----------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------
Assets available
  for benefits
  at end of year    $5,051,975 $15,163,504 $4,145,035 $7,858,406 $2,301,143 $2,346,634 $1,387,138 $5,679,491 $1,291,030 $45,224,356
                    ---------- ----------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------
                    ---------- ----------- ---------- ---------- ---------- ---------- ---------- ---------- ---------- -----------


SEE ACCOMPANYING NOTES.

                              UWSI/BCBSUW 401(k) Plan

                           Year ended December 31, 1996





                                                                                                                        American
                                                                                                            American    Express
                                                                                                            Express      Trust
                                              Stable      M&I         UWSI                     S&P 500       Trust       Equity
                                Income       Principal    Loan       Common       Balanced     Index         Income      Index
                                 Fund          Fund       Fund        Stock         Fund        Fund         Fund II     Fund II
                              ----------------------------------------------------------------------------------------------------

Additions:
  Interest and dividends      $   222,027  $   131,814  $  42,028  $    38,231  $   102,849  $    87,299  $         -  $         -
  Net appreciation (deprecia-
    tion) in fair value
    of investments (NOTE 3)      (220,635)           -          -    1,423,263      242,812      787,678      124,845    1,077,230
  Loss from Master Trust          (65,755)           -          -            -            -            -            -            -
                              ----------------------------------------------------------------------------------------------------
                                  (64,363)     131,814     42,028    1,461,494      345,661      874,977      124,845    1,077,230

  Contributions:
    Employee                      191,059      172,279          -      118,708      344,511      564,620      143,560      502,543
    Employers                           -            -          -      451,742            -            -            -            -
                              ----------------------------------------------------------------------------------------------------
                                  191,059      172,279          -      570,450      344,511      564,620      143,560      502,543
                              ----------------------------------------------------------------------------------------------------

Total additions                   126,696      304,093     42,028    2,031,944      690,172    1,439,597      268,405    1,579,773

Deductions:
  Cash transfers and
    rollovers                   4,306,423    4,787,858    959,273    5,025,832    6,487,848    9,362,029   (4,219,889)  (9,562,487)
  Benefits, withdrawals
    and taxes                     249,070      144,464     23,253      115,394      263,602      305,595      106,902      464,204
                              ----------------------------------------------------------------------------------------------------
Total deductions                4,555,493    4,932,322    982,526    5,141,226    6,751,450    9,667,624   (4,112,987)  (9,098,283)
                              ----------------------------------------------------------------------------------------------------

Increase (decrease) in assets
  available for benefits       (4,428,797)  (4,628,229)  (940,498)  (3,109,282)  (6,061,278)  (8,228,027)   4,381,392   10,678,056
Assets available for benefits
  at beginning of year          4,428,797    4,628,229    940,498    3,109,282    6,061,278    8,228,027            -            -
                              ----------------------------------------------------------------------------------------------------
Assets available for benefits
  at end of year              $         -  $         -  $       -  $         -  $         -  $         -  $ 4,381,392  $10,678,056
                              ----------------------------------------------------------------------------------------------------
                              ----------------------------------------------------------------------------------------------------







                                PIMCO                                           Templeton       UWSI
                                Total           IDS       AIM        IDS New     Foreign       Common
                                Return        Mutual  Constellation Dimensions     Fund         Stock         Loan
                                 Fund        Fund (Y)     Fund       Fund (Y)     Class I        Fund         Fund         Total
                              ----------------------------------------------------------------------------------------------------

Additions:
  Interest and dividends      $   124,213  $   495,830  $  32,408  $    30,976  $    14,734  $    40,224  $    36,659  $ 1,399,292
  Net appreciation (deprecia-
    tion) in fair value
    of investments (NOTE 3)       119,977       58,176     (3,469)       7,404       14,524       41,127            -    3,672,932
  Loss from Master Trust                -            -          -            -            -            -            -      (65,755)
                              ----------------------------------------------------------------------------------------------------
                                  244,190      554,006     28,939       38,380       29,258       81,351       36,659    5,006,469

  Contributions:
    Employee                      152,206      302,192     51,313       31,976       21,653      120,138            -    2,716,758
    Employers                           -            -          -            -            -      435,116            -      886,858
                              ----------------------------------------------------------------------------------------------------
                                  152,206      302,192     51,313       31,976       21,653      555,254            -    3,603,616
                              ----------------------------------------------------------------------------------------------------

Total additions                   396,396      856,198     80,252       70,356       50,911      636,605       36,659    8,610,085

Deductions:
  Cash transfers and
    rollovers                  (3,559,345)  (5,905,779)  (899,495)    (746,594)    (415,634)  (4,284,676)    (996,814)     338,550
  Benefits, withdrawals
    and taxes                     123,045      321,187      4,658        5,731        1,495      140,672      (97,877)   2,171,395
                              ----------------------------------------------------------------------------------------------------
Total deductions               (3,436,300)  (5,584,592)  (894,837)    (740,863)    (414,139)  (4,144,004)  (1,094,691)   2,509,945
                              ----------------------------------------------------------------------------------------------------

Increase (decrease) in assets
  available for benefits        3,832,696    6,440,790    975,089      811,219      465,050    4,780,609    1,131,350    6,100,140
Assets available for benefits
  at beginning of year                  -            -          -            -            -            -            -   27,396,111
                              ----------------------------------------------------------------------------------------------------
Assets available for benefits
  at end of year              $ 3,832,696  $ 6,440,790  $ 975,089    $ 811,219    $ 465,050  $ 4,780,609  $ 1,131,350  $33,496,251
                              ----------------------------------------------------------------------------------------------------
                              ----------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES.

                              UWSI/BCBSUW 401(k) Plan

                           Notes to Financial Statements

                                 December 31, 1997



1. DESCRIPTION OF THE PLAN

The UWSI/BCBSUW 401(k) Plan (the Plan) is a defined contribution plan which covers eligible salaried and hourly employees not subject to collective bargaining agreements of Blue Cross & Blue Shield United of Wisconsin, United Wisconsin Services, Inc., and any of their subsidiaries to which participation has been extended (Employers). The Plan allows participants to direct their contributions (not the Employers' match, however) into one or a combination of several investment options offered by the Plan. Participants can make qualifying contributions of 2% to 5% of their basic compensation, which the Employers match on a 50% basis. Additional participant contributions of up to 11% of their basic compensation are also permitted, subject to statutory limitations. Effective January 1, 1996, the Company matching contributions are invested in United Wisconsin Services, Inc. Common Stock in the UWSI Common Stock Fund. The UWSI Common Stock Fund included $4,146,996 and $3,532,459 of plan net assets that were not participant directed at December 31, 1997 and 1996, respectively.

Earnings of the Plan are allocated daily to individual participant accounts, as defined in the Plan.

The participants' contributions and earnings thereon are 100% vested at all times. Participants' contributions may be withdrawn, subject to certain limitations, prior to termination of participation in the Plan. Earnings thereon may be withdrawn only upon termination of employment. Employers' contributions and earnings thereon become vested based on years of service and may be withdrawn only upon termination of employment. Employees may enter the Plan following the completion of one year of service with no minimum age requirement. Forfeited Employer contributions revert to the Plan administrator for payment of Plan expenses.

All contributions required by the Plan were made to the Plan or, prior to July 1, 1996, to the Blue Cross & Blue Shield United of Wisconsin Master Trust (Master Trust). Transactions between the Plan and the Master Trust were carried out using unit values.

                             UWSI/BCBSUW 401(k) Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

Although they have not expressed any intent to do so, the Employers have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of Plan termination, participants' Employer contribution accounts will become 100% vested.

A description of the Plan is summarized in the SUMMARY PLAN DESCRIPTION, which can be obtained from the Plan administrator.

2. SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION

Certain assets of the Plan are held by American Express Trust Company under a master trust agreement dated July 1, 1996, under which the assets of the Plan are segregated and invested separately from the remainder of the trust's funds. Investments are valued at fair value based on quoted market prices, except for participant loans, which are valued at their current outstanding balances, which approximate fair value.

Prior to July 1, 1996, certain assets of the Plan were held by the Marshall & Ilsley Trust Company (Trustee) under a master trust agreement dated July 1, 1988 (Master Trust), under which certain investments of several benefit plans of the Employers were commingled. Master Trust assets were managed by various investment managers in separate investment accounts. The Plan had an undivided interest in the net assets and earnings of the Master Trust investment accounts, which were stated at fair value, in which the Plan was invested.

CONTRIBUTIONS

Contributions from participants are recorded in the period the Employers make corresponding payroll deductions. Contributions from the Employers are recorded based upon amounts required to be contributed as determined by the Plan.

                             UWSI/BCBSUW 401(k) Plan

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ADMINISTRATIVE EXPENSES

With the exception of fees on personal loans, all administrative expenses in 1997 and 1996 were paid by the Employers. Forfeited Employer contributions are used to offset administrative expenses or are reported as a reduction in contributions.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

3. INVESTMENTS

The fair values of investments held by the Plan at December 31 are as follows:


                                                1997                1996
                                            -------------------------------

United Wisconsin Services, Inc. Common
  Stock Fund                                $ 5,632,449         $ 4,712,344
Mutual funds                                 38,000,110          27,480,337
Loans to various participants                 1,313,712           1,110,694
                                            -------------------------------
                                            $44,946,271         $33,303,375
                                            -------------------------------
                                            -------------------------------

Investments that represent 5% or more of the Plan's net assets at either December 31, 1997 or 1996 are as follows:


                                                1997                1996
                                            -------------------------------

United Wisconsin Services, Inc. Common
  Stock Fund                                $ 5,632,449         $ 4,712,344
IDS Mutual Fund (Y)                           7,833,142           6,420,603
IDS New Dimensions Fund (Y)                   2,333,885             806,596
PIMCO Total Return Fund                       4,009,283           3,802,388
American Express Trust Income Fund II         5,038,571           4,370,429
American Express Trust Equity Index Fund II  15,116,162          10,666,389
AIM Constellation Fund                        2,288,686             956,633

                             UWSI/BCBSUW 401(k) Plan

3. INVESTMENTS (CONTINUED)

During 1997 and 1996, the fair value of the Plan's non-Master Trust investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) as follows:


                                                1997                1996
                                            -------------------------------

Investments at fair value as determined
  by quoted market price:
   United Wisconsin Services, Inc.
     Common Stock Fund                     $ (105,408)          $1,464,390
   Fidelity Institutional Trust
     U.S. Equity Index                              -              787,678
   Fidelity Puritan Fund                            -              242,842
   BCBS Master Trust                                -             (220,635)
   IDS New Dimensions Fund (Y)                152,389                7,374
   IDS Mutual Fund (Y)                         96,844               58,176
   PIMCO Total Return Fund                     33,809              119,977
   AIM Constellation Fund                     (21,129)              (3,469)
   Templeton Foreign Fund Class I            (141,188)              14,524
   American Express Trust Income Fund II      275,777              124,845
   American Express Trust Equity Index
     Fund II                                3,553,148            1,077,230
                                           -------------------------------
                                           $3,844,242           $3,672,932
                                           -------------------------------
                                           -------------------------------

During 1996, the investment income earned by the Master Trust was as follows:


Net realized and unrealized appreciation
  (depreciation) in fair value of
  investments:
   Common stocks                                               $13,086,225
   Fixed income securities                                      (2,123,999)
   Foreign obligations                                           1,017,910
   Real estate equity funds                                       (294,694)
                                                               -----------
                                                                11,685,442

Interest and dividends                                           5,514,706
                                                               -----------
Investment income earned by the Master Trust                   $17,200,148
                                                               -----------
                                                               -----------

                             UWSI/BCBSUW 401(k) Plan

4. INCOME TAX STATUS

The Internal Revenue Service has ruled (May 1, 1995) that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                              UWSI/BCBSUW 401(k) Plan
                     Employer Identification Number 39-0138065
                                  Plan Number 336

            Line 27(a) - Schedule of Assets Held for Investment Purposes

                                 December 31, 1997


                                           PAR VALUE
                                           OR NUMBER                 CURRENT
      DESCRIPTION                          OF UNITS        COST       VALUE
------------------------------------------------------------------------------

American Express Trust Income Fund II     289,672.905   $ 4,712,587  $ 5,038,571

American Express Trust Equity Index
   Fund II                                584,041.487    10,832,734   15,116,162

PIMCO Total Return Fund                   378,234.215     3,885,430    4,009,283

IDS Mutual Fund (Y)                       570,596.032     7,755,762    7,833,142

AIM Constellation Fund                      86,758.39     2,322,506    2,288,686

IDS New Dimensions Fund (Y)                97,807.602     2,193,939    2,333,885

Templeton Foreign Fund Class I             138,731.76     1,513,034    1,380,381

Loan Fund                                         N/A     1,313,712    1,313,712

UWSI Common Stock Fund                     566,132.14     5,766,407    5,632,449
                                                       -------------------------
                                                        $40,296,111  $44,946,271
                                                       -------------------------
                                                       -------------------------

                              UWSI/BCBSUW 401(k) Plan
                     Employer Identification Number 39-0138065
                                  Plan Number 336

                  Line 27(d) - Schedule of Reportable Transactions

                            Year ended December 31, 1997




                                        NUMBER OF TRANSACTIONS
                                       -----------------------                       PROCEEDS
                                                       SALES/         COST OF       FROM SALES/        GAIN
DESCRIPTION                            PURCHASES     MATURITIES      PURCHASES      MATURITIES        (LOSS)
--------------------------------------------------------------------------------------------------------------------
CATEGORY (III)

American Express Trust Equity Index II    100           107         $2,377,920       $1,481,471       $328,860
American Express Trust Income Fund II      95            95          1,755,485        1,363,115         68,939
IDS Mutual Fund (Y)                        96           116          2,184,000          808,306         55,361
                                                                    ------------------------------------------
                                                                    $6,317,405       $3,652,892       $453,160
                                                                    ------------------------------------------
                                                                    ------------------------------------------


There were no category (i), (ii) or (iv) reportable transactions during 1997.

Category
(i)    -  Single transaction in excess of 5% of plan assets
(ii)   -  Series of transactions (other than securities transactions)
(iii)  -  Series of securities transactions
(iv) - Transactions with or in conjunction with a person, if any single transaction with that person was in excess of 5%.

                               SIGNATURES



     Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned member of the Blue Cross & Blue Shield United of Wisconsin Employee Benefits Committee has duly caused this annual report to be signed as of the date set forth below.

                              UWSI/BCBSUW 401(k) PLAN


June 29, 1998                 By: /s/ Gail L. Hanson
                                 ---------------------------------------------
                                 Gail L. Hanson, a member of the
                                 Blue Cross & Blue Shield United of
                                 Wisconsin Employee Benefits Committee